[HARBOR FUND LETTERHEAD]




                                              February 17, 2006


VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Harbor Fund (the "Trust")
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

	Set forth below are the Trust's supplemental responses to certain comments provided by the staff of the Securities and Exchange Commission
(the "Commission") on post-effective amendment no. 47 (amendment no. 49 under the 1940 Act) (the "Amendment") to the Registration Statement on
Form N-1A of the Trust including the prospectus and statement of additional information ("SAI") of each series of the Trust. The Trust's initial response to the staff's comments was provided to the staff by letter filed via EDGAR correspondence on February 13, 2006. The supplemental responses set forth below relate only to those comments which the staff indicated remain outstanding following review by the staff of our initial response. To the extent the staff has also revised its comment, the revised verbal comment is restated below. The number of the comment set forth below corresponds to the number of the comment in our initial response letter.

COMMENT 8 (Prospectus - Risk/Return Summary)

Please support the definition of large cap companies used by the fund. In addition, if the fund intends to use a range of market capitalizations which are tied to a large cap benchmark index which includes at the lower end market capitalizations below $2.5 billion, please include disclosure which provides some assurance that the fund will not invest primarily in the lower end of that market capitalization range.

Response:	Comment no. 8 is accepted.  The fund will continue to define large cap companies as those with market capitalizations that fall within the range of the Russell 1000 Value Index. The fund will add disclosure to the "Principal Strategies and Investments" section of the "Risk/Return Summary" to provide that the fund normally expects to maintain an average weighted market cap of at least $15 billion.

In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the staff, the staff noted the following about the use of the terms "small-, mid- or large-capitalization" in a fund's name:
"As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms "small-, mid-, or large-capitalization," registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications."

We believe that defining large cap companies as those within the range of market capitalizations included in the Russell 1000 Value Index clearly meets the staff's reasonableness standard for several reasons. First, the Russell 1000 Index is one of the most widely used and widely recognized indices for large cap
U.S. companies. For value oriented large cap funds, we believe the Russell 1000 Value Index is the most widely used index, both as the benchmark index designated by the fund and as the standard by which the public assesses the performance of all funds within that asset class. For example, the Russell 1000 Value Index is the benchmark used by the independent rating firm Lipper, Inc. to assess the performance for all funds in its large cap value category.

Since the Russell 1000 Value Index defines the universe for large cap value oriented companies, we believe it is reasonable for the fund to be permitted to invest in companies that fall within that universe. To address the staff's concern that the fund could utilize that universe to invest primarily in companies with market capitalizations at the lower end of that range, we have added disclosure which provides that the fund normally expects to maintain an average weighted market cap of at least $15 billion. We note that this $15 billion threshold is substantially higher than the average weighted market capitalization for the Russell Midcap Index, a widely used benchmark for mid cap companies. As of December 31, 2005, the average weighted market capitalization for the Russell Midcap Index was $8 billion. Given that the $15 billion threshold is almost twice the corresponding value for a widely used mid cap company index, we believe it sets a reasonable minimum for a fund in the large cap category and should provide assurance to the staff and to investors that the fund will be managed in a manner consistent with its name.

COMMENT 9 (Prospectus - Risk/Return Summary)

Please clarify Harbor International Fund's policy regarding investments in foreign companies as disclosed in the "Risk/Return Summary". Specifically, the current language, which provides that the fund invests primarily in equity securities and that such equity securities consist principally of common and preferred stocks of foreign companies, suggests that the fund could invest less than 65% of its assets in foreign issuers. In addition, please indicate the number of countries which the fund would normally invest in.

Response:	Comment no. 9 is accepted.  The language has been clarified to indicate that the fund invests primarily (no less than 65% of its total assets) in common and preferred stocks of foreign companies, including those located in emerging market countries. Disclosure has also been added to the "Principal
Strategies and Investments" section of the "Risk/Return
Summary" to provide that the fund normally invests in a minimum of ten countries around the world.

COMMENT 11 (Prospectus - Risk/Return Summary)

Please indicate whether you believe the Harbor Bond Fund's policy of investing in a diversified portfolio of bonds, which include all types of fixed income securities, including money market instruments, is consistent with
Rule 35d-1 under the 1940 Act (the Fund Name Rule).
Response:	We continue to believe strongly that Harbor Bond Fund's 80%
investment policy is entirely consistent with the requirements of the Fund Name Rule. We believe that the term "bond", when used in a fund's name, is widely accepted and commonly understood to indicate that the fund may invest primarily in all types of fixed income securities.

As you are aware, the Fund Name Rule provides that a fund with a name that suggests it focuses its investments in a particular type of investment must adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investments suggested by the fund's name.
We note that the use of "bond" in the fund's name represents a type of investment (i.e., fixed income as opposed to equity) rather than a particular type of security (i.e., bond as opposed to note). This is entirely consistent with the requirements of the Fund Name Rule, which speaks in terms of types of investment rather than types of securities. We note that Rule 35d-1, as originally proposed, used the language "types of security" and not types of investments in the required 80% policy. The Commission replaced that phrase in the adopted rule with "type of investment". We believe that change was purposefully made by the Commission to prevent the Fund Name Rule from being applied too narrowly. Under the proposed rule, a fund with the term "bond" in its name would have had to invest 80% of its net assets in bonds (i.e., the same type of security). That would have been inconsistent with what the industry and the public understood "bond" to mean when used in a fund's name. Under the rule as adopted, the fund must invest 80% of its net assets in fixed income securities (i.e., the same type of investment). That important change in language resulted in a rule which more accurately reflects what the industry and the public understand "bond" to mean when used in a fund's name.

We also note that the Commission, on its website at (http://www.sec.gov/answers/bondfunds.htm), provides the following definition of "Bond Funds" as a service for investors:
"'Bond fund' and 'income fund' are terms used to describe a type of investment company (mutual fund, closed-end fund, or Unit Investment Trust (UIT)) that invests primarily in bonds or other types of debt securities. Depending on its investment objectives and policies, a bond fund may concentrate its investments in a particular type of bond or debt security-such as government bonds, municipal bonds, corporate bonds, convertible bonds, mortgage-backed securities, zero-coupon bonds-or a mixture of types. The securities that bond funds hold will vary in terms of risk, return, duration, volatility, and other features."

The Commission's definition of "bond fund" captures perfectly the commonly understood and widely accepted meaning of "bond" when used in a fund's name. We believe that the fund's 80% investment policy is entirely consistent not only with the letter of the Fund Name Rule but also with the Commission's own view of what a "bond fund" means.

	We note that the use of the term "bond" in this way in a fund's name has also been specifically accepted by staff of the Commission. In a February 25, 1994 letter from the Division of
Investment Management to all registrants, the staff restated its position on the "definition of bond". In that letter, the staff stated the following:

"The staff has traditionally taken the position that, in the case of a fund that uses the term 'bond' in its name, at least 65% of its total assets should be invested in instruments that include the word 'bond' or 'debenture'.
Upon further consideration, the staff has come to the conclusion that a fund using the term 'bond' in its name satisfies the requirements of Section 35(d) of the 1940
Act and guide 1 to Form N-1A if it invests at least 65% of its total assets in debt instruments. The prospectus of such a fund should describe what the fund considers to be a "bond" for purposes of its investment policy."

	In addition to fully complying with the requirements of the Fund Name Rule, we also believe we are fully complying with the requirements set forth by the staff in that 1994 letter to all registrants. The fund clearly defines in its prospectus what it considers to be a "bond" for purposes of its investment policy, in this case all types of fixed income securities. We believe the terms "debt instruments", as used by the staff, and "fixed income securities", as used by the fund, have the same meaning and are used interchangeably.

We do not believe that the Fund Name Rule, as adopted, in any way conflicted with or overturned the staff's view of what
"bond" means when used in a fund's name.  Instead, the Fund
Name Rule simply increased the required percentage of assets which must be invested in debt instruments from 65% of total assets to 80% of net assets. We also note that the definition of "Bond Funds" on the Commission's website reiterates the staff's position as set forth in that 1994 letter.

	The staff has indicated to us verbally that while it will accept that the term "bond" when used in a fund's name can be defined to cover various types of fixed income securities, such as notes, mortgage backed and asset backed securities, it does not believe that it would be reasonable to define that term to cover money market instruments. We understand the staff's concern to be that the short-term nature of money market instruments is inconsistent with what the staff believes is the longer-term nature of the fund as implied by the term "bond". As we will explain below, we do not believe that concern is reasonable for several reasons.

	First, none of the Commission or staff pronouncements that we have cited above draw any distinction between fixed income securities of differing maturities. To the contrary, those pronouncements make it clear that fixed income securities of all types are permitted in a bond fund provided the registrant defines what that means in its prospectus. As the Commission notes in its definition of bond funds, "the securities that bond funds hold will vary in terms of risk, return, duration, volatility, and other features." We believe the line drawn by the staff here is arbitrary and does not reflect how bond funds are managed.
Money market instruments normally do have maturities of less than one year, but so can other types of fixed income securities which the staff has indicated are covered within the meaning of "bond" in the fund's name. For example, mortgage and asset backed securities may have maturities which are substantially shorter than many money market instruments.

Pacific Investment Management Company ("PIMCO"), the fund's subadviser and one of the preeminent bond managers in the world, uses short-term fixed income securities for the primary purpose of adjusting the duration of the fund's portfolio either up or down depending on its view of market and interest rate conditions and possible changes in those conditions. When the duration of the fund's benchmark index, the Lehman
Brothers Aggregate U.S. Bond Index, is shorter, as it has been in recent years, PIMCO uses a greater percentage of short-term fixed income securities to adjust the duration of the fund's portfolio downward along with the index. As of December 31, 2005, the duration of the index was [4.6 years]. As disclosed in the "Principal Strategies and Investments" section, the fund is required to maintain a duration which is equal to that of the index, plus or minus 1.5 years. This policy means the fund must track changes in the duration of the index within a narrow range.

The use of short-term securities, including money market instruments, is a fundamental technique which PIMCO uses to adjust the fund's duration within that narrow range. PIMCO employs this same technique of purchasing short-term securities, including money market instruments, in all of its fixed income funds (except below investment grade funds), including for those with the term "bond" in their names.
PIMCO indicated that the use of short-term securities, including money market instruments, in this manner is a fundamental technique used by bond fund managers throughout the world to adjust the duration of their fund's portfolios. PIMCO added that to eliminate the fund's ability to invest substantially from time to time in short-term securities, including money market instruments, would adversely affect its ability to manage the fund and, therefore, would adversely affect the fund and its shareholders. PIMCO also noted that such an arbitrary limitation would constrain PIMCO from managing the fund in the same manner that it manages all of its other bond funds and in the same manner that it believes substantially all similar actively managed bond funds are managed throughout the world.

We have found a significant number of examples of other actively managed mutual funds with the term "bond" in their name which support PIMCO's view that the use of short-term fixed income securities, including money market instruments, is a fundamental and commonly used technique by those bond managers. We cite two of the largest as examples. First, the Bond Fund of America, a series of the American Funds and one of the two largest actively managed fixed income funds in the world, has an investment policy which provides that it will invest 80% of its net assets in bonds and other debt securities. That fund then goes on to describe the types of debt securities it invests in and discloses investments in money market instruments as an available principal investment strategy.
Second, the Fidelity Investment Grade Bond Fund, also one of the largest actively managed fixed income funds in the world, has an investment policy which provides that it will invest 80% of its net assets in investment grade debt securities of all types and in repurchase agreements. That fund then goes on to describe debt securities to include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, and other securities that Fidelity believes have debt-like characteristics, including hybrids and synthetic securities. The Fidelity fund's definition of debt securities would clearly cover all types of money market instruments.

	Second, we also believe that the fund's policy limiting its duration to a narrow range around the index should fully address the staff's concern that the fund could theoretically invest substantially all of its assets in money market instruments, which the staff views as being inconsistent with what a shareholder would expect when investing in this fund.
The fact that the fund must maintain a duration within 1.5 years above or below the index means the fund would normally be prohibited from investing primarily or substantially in money market instruments. Investing primarily in money market instruments would likely cause the fund's duration to drop well below one year, which would not be possible given the policy tying the fund's duration to a narrow range around the duration of the index. Notwithstanding that policy constraint, we also note that PIMCO has no incentive under normal conditions to invest all or a substantial portion of the fund's assets in money market instruments. That would result in PIMCO positioning the fund as a far more conservative fund than any of its peers that use the Lehman Aggregate Bond Index as their benchmark.
On average and over time that would result in the fund substantially underperforming its peers and the index as money market funds normally under perform bond funds.

	Furthermore, we note that money market instruments are included in the Lehman Brothers Aggregate Bond Index. As the staff is aware, money market instruments, as that term is used in Rule 2a-7 of the 1940 Act, must have a maturity of 397 days or less. The index includes fixed income securities with at least one year to maturity. PIMCO has informed us that money market instruments with maturities between one year and 397 days are included in the index. Also, as noted above, many of the types of securities which the staff believes are permissible for investment by a bond fund, namely mortgage backed and asset backed securities, can have maturities which are significantly shorter than one year. The fund can also purchase bonds and notes which have remaining maturities of significantly less than one year. In each of those cases, the impact on the duration of the fund's portfolio would be greater when the fund purchases mortgage backed and asset backed securities with short maturities or bonds with short remaining maturities than would the impact of purchasing traditional money market instruments. For that reason, we believe the line drawn by the staff around money market instruments is unreasonably arbitrary.

	We also do not believe that shareholders would be mislead if the fund invests as part of its 80% policy in short-term securities, including money market instruments. The fund clearly discloses that it may invest in all types of fixed income securities, including money market instruments. Even if investors choose not to read that portion of the prospectus which would inform them of the types of fixed income securities that may be used by the fund, we again stress that the fund is managed in a manner which is entirely consistent with the manner in which substantially all other actively managed bond, fixed income and debt funds which are benchmarked against the Lehman
Brothers Aggregate Bond Index are managed. In other words, we believe shareholders will be getting exactly what they expect when they invest in this fund.

	Finally, we again note that the Harbor Bond Fund has been in existence since 1987 and to our knowledge there has never been any confusion in the market place as to the type of fund this is or the types of investments it focuses on.

	For all of the reasons set forth above, we continue to believe that the fund's 80% investment policy is entirely consistent with the requirements of the Fund Name Rule. More specifically, we believe that the fund's ability to invest in short-term securities, including money market instruments, is both a permissible practice for bond funds and a fundamental tool of bond fund managers world wide. Accordingly, we believe that including money market instruments within the types of fixed income securities that the fund is permitted to invest in is (i) reasonable, (ii) consistent with the Fund Name Rule and supported by existing Commission or staff pronouncements, (iii) reflective of how actively managed bond funds are managed, and
(iv) in the best interest of the fund and its shareholders.

COMMENT 12 (Prospectus - Risk/Return Summary)

Please provide an example of duration in the "Risk/Return Summary" for the Harbor Bond Fund, Harbor Real Return Fund and Harbor Short Duration
Fund.

Response:	Comment no. 12 is accepted.  We have added an example of
duration to the "Risk/Return Summary" for each fund.
COMMENT 15 (Prospectus - The Adviser and Subadvisers)

Please delete the portion of the footnote to the subadviser composite performance tables which discloses the composite performance information net of the applicable Class' expense limitation. Alternatively, please restate the footnote in narrative format.

Response:	As noted in our prior response, we strongly believe that the portion of the footnote to the subadviser composite performance tables which discloses composite performance net of each Class' expense limitation is not in any way misleading and therefore appropriate for inclusion in the prospectus.

	The staff has indicated that instead of deleting the portion of the footnote to the subadviser composite performance tables, we may revise the footnote so that it appears entirely in narrative format. The staff expressed that its concern is that shareholders' eyes may be drawn to the performance numbers shown in the footnote to the table as opposed to the performance numbers in the table itself and therefore that inclusion of the footnote in its current format may be misleading. We do not believe that is a reasonable concern for the following reasons.

	First, we have formatted the table and the footnote so that the footnote is less prominent than the main table. The footnote is in smaller font and in a different style (italics) than the main table.  The footnote is also introduced by lengthy disclosure
about how the performance in the footnote is calculated.   We
believe that as currently formatted, it is not reasonable to suggest that a shareholder's eyes will be drawn past the more prominently disclosed information in the table to the less prominently disclosed information in the footnote.

	Second, the staff's request that we revise the footnote so that it appears entirely in narrative format would cause the footnote to become very difficult to read and understand.  We are presenting information in the table and footnote which is well suited for disclosure in tabular format but not for disclosure in narrative
format.   We note that requiring disclosure of this information in
narrative format would run completely counter to the Commission's directive that disclosure documents be written in plain English. One of the techniques which the Commission highlighted in its Plain English Handbook is the use of tables to increase clarity. Specifically, the Commission stated in that
Handbook:  "Use tables to increase clarity and cut down text.
Tables often convey information more quickly and clearly than text." Provided the information we are presenting in the fund's prospectus is not misleading, we have every right, and in fact are required to, present that information in a manner which is as readable and understandable for investors as possible. What the staff is asking us to do would result in a substantially less clear and more confusing presentation of that information and would run counter to the Commission's plain English initiative.

	Third, we believe that the presentation of the information in the footnote is entirely consistent with the staff's positions on the disclosure of subadviser composite performance information as set forth in a line of no-action letters, including Nicholas-
Applegate Mutual Funds (pub. avail. Aug. 6, 1996). In that line of no-action letters, the staff described several conditions which must be satisfied when subadviser composite performance is included in the prospectus. We have complied with all of those conditions, including the condition which relates most directly to the format of the presentation of the subadviser composite performance information. That condition provides that the fund's own performance record, when available, must be presented with at least as equal prominence as the performance record of the other similar accounts. That condition does not require that the subadviser performance record be disclosed less prominently, or that it be disclosed in narrative format.

	We have voluntarily chosen to disclose the performance information in the footnote less prominently than the performance information in the table because we believe it is appropriate to do it that way. We have also included clear disclosure in the footnote about how the performance information in that footnote is calculated and that the expense caps used are voluntary and may be terminated at any time. We have formatted the table in a manner which sufficiently and clearly distinguishes the footnote from the main table. Given the manner in which we have thoughtfully and carefully disclosed the information in the footnote, I believe we have ensured that such information is in no way misleading.

	While the adviser has no current intention to modify or terminate an expense cap, we again undertake to supplement the prospectus to modify the subadviser composite performance table in the event that the adviser reduces or eliminates a voluntary fee waiver prior to that change taking effect such that either (i) the composite performance information net of the applicable Class' expense limitation would reflect the reduced waiver or (ii) in the event the adviser eliminates the voluntary fee waiver, that portion of the footnote to the table which shows composite performance information net of the applicable Class' expense limitation would be deleted.

Given (i) the manner in which the Fund discloses that performance information (i.e., less prominently than the disclosure of the performance information without taking into account the expense cap), (ii) that the Fund clearly explains that the expense cap is voluntary, (iii) that the adviser has no current intention to modify or terminate the various expense caps, (iv) that revising the footnote to narrative format would be inconsistent with the Commission's plain English directive, and
(iv) that we have undertaken to supplement the prospectus to reflect any reduction or elimination of a voluntary fee waiver in the subadviser composite performance table, we believe that the disclosure in its current tabular format is in no way misleading to current or prospective investors.

                    **	*	*	*	*	*	**
	In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund's operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.

       As requested by the staff, Harbor Fund acknowledges the following in connection with this response letter:

1.	Harbor Fund is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing.
3.	Harbor Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you have any questions or comments, please contact the undersigned at (419) 249-2920.

							Sincerely,

							/s/ Charles F. McCain

							Charles F. McCain
							Chief Compliance Officer

Cc:  	Christopher P. Harvey, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP

	David G. Van Hooser
	Karen B. Wasil
        Jodie L. Crotteau
	Harbor Fund